Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE American, AIM and VFEX: CMCL)

Change of Chairman

St Helier, Jersey – April 30, 2026: Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) announces that John Kelly has notified the board of directors of the Company (the “Board”) of his intention, as part of the Board’s succession plan, to step down as chairman of the Board (the “Chairman”) with effect from the end of the annual general meeting of the shareholders of the Company to be held on May 5, 2026 (the “AGM”).

The Board is pleased to announce that July Ndlovu, currently an independent non-executive director, has offered to become the new Chairman. His appointment as Chairman is subject to election by the Board immediately following the AGM in accordance with the annual Chairman election process. An announcement of the new Chairman will accompany the announcement of the results of the AGM.

Mr Kelly, who joined the Board in May 2012 and has served as Chairman for the past three years will, providing he is re-elected as a director of the Company by shareholders at the AGM, continue to serve on the Board as a non-executive director, thus providing continuity and the ongoing benefit of his experience and insight.

During his tenure as Chairman, Mr Kelly has guided the Board through a significant period of transition and change at Caledonia, providing stewardship over the continued operational delivery at Blanket Mine while supporting the advancement of the Company’s growth strategy.

Commenting on handing over the role of Chairman, John Kelly said:

“It has been a privilege to serve as Chairman over the past three years, and to have supported the Company through a period of significant transition and change. Caledonia is well positioned for the future, underpinned by the strong performance of Blanket Mine and the progress being made towards Caledonia’s next phase of growth. I have no doubt that July as Chairman will enhance the prospects for our continued success. I look forward to continuing to support the Board and management as a non-executive director and to working closely with the new Chairman.”

July Ndlovu commented:

“I am honoured to be considered for the role of Chairman at an important point in the Company’s development. The business has strong operating foundations and a compelling growth opportunity in the Bilboes project, which has the potential to take Caledonia into its next stage of growth.

“I would also like to thank John, on behalf of the Board, for his leadership and guidance as Chairman. I am very pleased that he will continue to serve as a non-executive director, and I look forward to working closely with him, the Board and management team to help guide the Company through this next phase and to deliver long-term value for shareholders.”

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Mark Learmonth, Chief Executive Officer, added:

“On behalf of the Board and management team, I would like to thank John for his contribution and counsel over many years, and particularly for his stewardship as Chairman over the past three years during a period of change for the Company. His guidance and focus on governance and strategic progress have been invaluable, and I am glad that he intends to remain on the Board. I look forward to working closely with July once he is formally elected by the Board as Chairman as we continue to advance Caledonia’s strategy, including the development of the Bilboes project.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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